EXHIBIT 99.1

B2Gold Reports Q3 2025 Results

Continued strong performance across the Fekola, Otjikoto, and Masbate mines; Goose Mine has commenced high-grade underground ore production

VANCOUVER, British Columbia, Nov. 05, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the third quarter of 2025. All dollar figures are in United States dollars unless otherwise indicated.

2025 Third Quarter Highlights

  Gold production of 254,369 ounces: Total gold production in the third quarter of 2025, including pre-commercial production from the Goose Mine, was 254,369 ounces. The Fekola, Masbate and Otjikoto mines all exceeded expected production in the third quarter. The Company currently believes that it remains on track for the fourth quarter of 2025 to be the strongest quarter of gold production in 2025.

  Consolidated cash operating costs of $780 per gold ounce produced: Consolidated cash operating costs (see “Non-IFRS Measures”), excluding pre-commercial production from the Goose Mine, were $780 per gold ounce produced ($768 per gold ounce sold) during the third quarter of 2025. Cash operating costs per ounce produced for the third quarter of 2025 were better than expected as a result of higher than expected production, lower than expected fuel costs, and a weaker Namibian dollar foreign exchange rate.

  Consolidated all-in sustaining costs of $1,479 per gold ounce sold: Consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,479 per gold ounce sold during the third quarter of 2025. Consolidated all-in sustaining costs for the third quarter of 2025 were in line with expectations as lower production costs per gold ounce sold and lower sustaining capital expenditures were offset by higher gold royalties resulting from a higher than expected average realized gold price. The lower sustaining capital expenditures were mainly a result of timing, and the majority are expected to be incurred in the fourth quarter 2025.

  Total production guidance from the Fekola, Masbate and Otjikoto mines remains unchanged at 890,000 to 965,000 ounces of gold in 2025; Goose Mine production of between 50,000 to 80,000 ounces of gold in 2025: Consolidated production guidance for the Fekola Complex, Masbate and Otjikoto mines remains unchanged and is expected to be between 890,000 and 965,000 ounces of gold. Due to the previously disclosed crushing plant issues and lower than budgeted gold grades arising from temporary delays in accessing higher-grade ore from Umwelt underground in the third and early fourth quarter of 2025, B2Gold is modifying its 2025 gold production guidance for the Goose Mine to between 50,000 to 80,000 ounces (previous guidance range of 80,000 to 110,000 ounces). Mining and processing of higher-grade ore from Umwelt underground commenced in late October 2025.

  Attributable net income of $0.01 per share; adjusted attributable net income of $0.14 per share in Q3 2025: Net income attributable to the shareholders of the Company of $19 million, or $0.01 per share; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $180 million, or $0.14 per share.

  Operating cash flow before working capital adjustments of $180 million: Cash flow provided by operating activities before working capital adjustments was $180 million in the third quarter of 2025.

  Strong financial position and liquidity: At September 30, 2025, the Company had cash and cash equivalents of $367 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $35 million. Working capital at September 30, 2025, reflects the classification of the Company’s gold prepayment obligations as current liabilities. During the third quarter the Company drew $200 million under its revolving credit facility (“RCF”). Subsequent to quarter end, on October 3, 2025, the Company repaid $50 million of the outstanding RCF balance, leaving $650 million available for future draw downs.

  Approved development decision on the Antelope underground deposit: On September 15, 2025, B2Gold announced an approved construction decision on the Antelope underground deposit. Subsequent to the release of the Preliminary Economic Assessment (“PEA”) results for the Antelope deposit on February 4, 2025, the Company completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believes that the estimated pre-production capital cost can be reduced from $129 million to $105 million. Production from Antelope has the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year over the life of the Antelope underground mine.

  Commercial production achieved at the Goose Mine: The Company achieved commercial production at the Goose Mine on October 2, 2025, based on an internal commercial production measure of 30 consecutive days of average mill throughput at 65% or greater of the mill design capacity of 4,000 tonnes per day (“tpd”). During the final 14 days of the period, from September 19, 2025, to October 2, 2025, the mill achieved an average throughput of 3,249 tpd, which represents 81.2% of design capacity.

  Repurchased $10 million of shares under the Company’s normal course issuer bid: On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a normal course issuer bid (“NCIB”), which became effective on April 3, 2025 and will expire no later than April 2, 2026. During the third quarter of 2025, the Company bought back 2 million shares for $10 million under the NCIB.

  Operations at the Fekola Complex in Mali continue unimpeded: Operations at the Fekola Complex in Mali continue to operate uninterrupted with milling and mining activities operating at full capacity. In addition, the Company confirms all exploration and exploitation permits are valid and in good standing and have not been impacted by the recent permit revocations in Mali. The Company reiterates its 2025 gold production guidance for the Fekola Complex of between 515,000 to 550,000 ounces.

  Q4 2025 dividend of $0.02 per share declared: On November 5, 2025, B2Gold’s Board of Directors declared a cash dividend for the fourth quarter of 2025 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on December 15, 2025, to shareholders of record as of December 2, 2025.

Third Quarter 2025 Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	782,948	448,229	2,007,261	1,402,242
Net income (loss) ($ in thousands)	23,123	(631,032)	246,440	(617,328)
Earnings (loss) per share – basic(1) ($/ share)	0.01	(0.48)	0.18	(0.47)
Earnings (loss) per share – diluted(1) ($/ share)	0.01	(0.48)	0.16	(0.47)
Cash provided (used) by operating activities ($ thousands)	171,390	(16,099)	605,259	757,060
Average realized gold price ($/ ounce)	3,133	2,483	3,115	2,285
Adjusted net income(1)(2) ($ in thousands)	179,913	29,157	464,602	189,109
Adjusted earnings per share(1)(2) – basic ($)	0.14	0.02	0.35	0.14
Consolidated operations results:
Gold sold including pre-commercial production from the Goose Mine (ounces)	249,925	180,525	644,307	613,731
Gold sold excluding pre-commercial production from the Goose Mine (ounces)	242,240	180,525	636,622	613,731
Gold produced including pre-commercial production from the Goose Mine (ounces)	254,369	180,553	676,575	599,133
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	240,507	180,553	662,021	599,133
Production costs ($ in thousands)	195,154	192,408	517,511	500,452
Cash operating costs(2)(4) ($/ gold ounce sold)	768	1,066	799	815
Cash operating costs(2)(4) ($/ gold ounce produced)	780	1,061	783	852
Total cash costs(2)(4) ($/ gold ounce sold)	1,149	1,248	1,133	972
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,479	1,650	1,508	1,400
Operations results including equity investment in Calibre(3):
Gold sold including pre-commercial production from the Goose Mine (ounces)	249,925	180,525	644,307	633,375
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	240,507	180,553	662,021	618,777
Production costs ($ in thousands)	195,154	192,408	517,511	525,578
Cash operating costs(2)(4) ($/ gold ounce sold)	768	1,066	799	830
Cash operating costs(2)(4) ($/ gold ounce produced)	780	1,061	783	865
Total cash costs(2)(4) ($/ gold ounce sold)	1,149	1,248	1,133	984
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,479	1,650	1,508	1,405

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Production from Calibre Mining Corp.’s (“Calibre”) La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24,2024, and 14% subsequently until June 20, 2024, which represented the Company’s indirect ownership interest in Calibre’s operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4% and determined that it no longer had significant influence over Calibre and as a result, after June 20, 2024, no longer recorded attributable production representing its indirect ownership interest in Calibre’s mines through an equity investment.
(4) Cash operating costs per gold ounce sold, cash operating costs per gold ounce produced, total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold do not include the results of pre-commercial production from the Goose Mine.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2025, the Company had cash and cash equivalents of $367 million (December 31, 2024 - $337 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $35 million (December 31, 2024 - $321 million). Working capital at September 30, 2025, reflects the classification of the Company’s gold prepayment obligations as current liabilities. During 2025 the Company first repaid the outstanding balance of $400 million on the Company’s $800 million RCF and then drew down $200 million in the third quarter of 2025. Subsequent to quarter end, on October 3, 2025, the Company repaid $50 million on the RCF leaving $650 million available for future draw downs.

Fourth Quarter 2025 Dividend

On November 5, 2025, B2Gold’s Board of Directors declared a cash dividend for the fourth quarter of 2025 (the “Q4 2025 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on December 15, 2025, to shareholders of record as of December 2, 2025.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q4 2025 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold’s constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company’s website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	472,582	194,988	1,104,565	721,898
Gold sold (ounces)	137,360	78,889	340,352	318,005
Average realized gold price ($/ ounce)	3,440	2,472	3,245	2,270
Tonnes of ore milled	2,572,818	2,466,087	7,361,207	7,449,327
Grade (grams/ tonne)	1.94	1.07	1.70	1.40
Recovery (%)	91.6	92.7	91.5	92.7
Gold production (ounces)	146,883	78,207	367,049	308,931
Production costs ($ in thousands)	104,448	109,857	289,594	276,443
Cash operating costs(1) ($/ gold ounce sold)	760	1,393	851	869
Cash operating costs(1) ($/ gold ounce produced)	772	1,434	830	935
Total cash costs(1) ($/ gold ounce sold)	1,319	1,653	1,344	1,066
All-in sustaining costs(1) ($/ gold ounce sold)	1,678	2,287	1,760	1,583
Capital expenditures ($ in thousands)	55,113	64,464	172,495	198,205
Exploration ($ in thousands)	—	996	—	3,136

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 146,883 ounces of gold in the third quarter of 2025, above expectations. For the third quarter of 2025, mill feed grade was 1.94 grams per tonne (“g/t”), mill throughput was 2.57 million tonnes, and gold recovery averaged 91.6%.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $772 per ounce produced ($760 per gold ounce sold). Cash operating costs per ounce produced for the third quarter of 2025 were lower than expected as a result of lower underground mining costs due to the timing of permit approval, lower site general costs and higher gold production due to higher throughput.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $1,678 per gold ounce sold, higher than expected. All-in sustaining costs for the third quarter of 2025 were higher than anticipated as lower than expected production costs per gold ounce sold were offset by higher gold royalties resulting from a higher than expected average realized gold price and lower than expected gold ounces sold. Gold royalties include higher revenue-based production taxes based on a sliding scale and revenue-based State of Mali funds for the Fekola Mine, which became effective for the first time in March 2025. Lower than expected gold sales were a result of shipment timing and subsequent to quarter end these ounces were shipped and sold in early October 2025.

Capital expenditures in the third quarter of 2025 totaled $55 million primarily consisting of $22 million for deferred stripping, $16 million for Fekola underground development, $11 million for mobile equipment purchases and rebuilds and $2 million for the construction of a new tailings storage facility (“TSF”).

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (the Menankoto and Dandoko permits), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers from the Fekola Mine.

On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine (“Underground Mining Approval”). After receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground and production is expected to ramp up significantly in 2026 and subsequent years.

The Company reiterates its 2025 gold production guidance for the Fekola Complex of between 515,000 and 550,000 ounces. The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%.

The Company has updated its all-in sustaining cost guidance ranges for the Fekola Complex to include the expected impact of higher royalties than previously forecast as a result of the current higher gold price environment. Cash operating cost guidance for the Fekola Complex remains unchanged between $740 and $800 per gold ounce and all-in sustaining cost guidance for the Fekola Complex is now forecast to be between $1,670 and $1,730 per ounce (previous guidance range of between $1,595 and $1,655 per gold ounce).

B2Gold’s operations at the Fekola Mine continue unimpeded, with milling and mining activities operating at full capacity. In addition, the Company confirms all exploration and exploitation permits are valid and in good standing and have not been impacted by the recent permit revocations in Mali, which were largely a result of inactivity and failure to comply with the provisions of the 2023 Mali Mining Code.

B2Gold remains focused on ensuring the Fekola Complex continues its track record of safe and reliable gold production, providing economic benefits and jobs to the surrounding communities and to the State of Mali.

Masbate Mine – The Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	226,241	120,115	488,332	328,165
Gold sold (ounces)	64,043	47,960	148,393	142,260
Average realized gold price ($/ ounce)	3,533	2,504	3,291	2,307
Tonnes of ore milled	2,170,498	2,197,112	6,640,130	6,409,631
Grade (grams/ tonne)	0.88	0.98	0.88	0.97
Recovery (%)	80.0	72.4	77.9	72.4
Gold production (ounces)	49,519	50,215	146,626	144,512
Production costs ($ in thousands)	49,632	42,697	122,116	123,070
Cash operating costs(1) ($/ gold ounce sold)	775	890	823	865
Cash operating costs(1) ($/ gold ounce produced)	805	811	812	839
Total cash costs(1) ($/ gold ounce sold)	931	1,039	1,000	1,002
All-in sustaining costs(1) ($/ gold ounce sold)	1,108	1,167	1,242	1,174
Capital expenditures ($ in thousands)	9,916	5,192	35,148	20,229
Exploration ($ in thousands)	602	1,290	1,553	3,039

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with third quarter of 2025 gold production of 49,519, above expectations. For the third quarter of 2025, mill feed grade was 0.88 g/t, mill throughput was 2.17 million tonnes, and gold recovery averaged 80.0%.

The Masbate Mine’s cash operating costs (see “Non-IFRS Measures”) for the third quarter of 2025 were $805 per ounce produced ($775 per gold ounce sold). Cash operating costs per ounce produced for the third quarter of 2025 were lower than expected as a result of higher than expected gold production as well as lower operating costs primarily due to lower diesel and HFO cost.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $1,108 per gold ounce sold. All-in sustaining costs for the third quarter of 2025 were lower than expected as lower than expected production costs per gold ounce sold and higher than expected gold ounces sold were partially offset by higher gold royalties resulting from a higher than expected average realized gold price. Gold ounces sold during the third quarter were higher than anticipated due to the timing of shipments as ounces produced during the second quarter that were shipped and sold in early July 2025.

Capital expenditures in the third quarter of 2025 totaled $10 million, primarily consisting of $4 million for mill maintenance, $2 million for deferred stripping, $2 million for mobile equipment purchases and rebuilds and $1 million for a solar plant.

Production at the Masbate Mine in 2025 is expected to be between 190,000 and 210,000 ounces of gold. The Masbate Mine outperformed expectations in the third quarter of 2025, a continuation of the outperformance experienced in the first half of 2025. At the beginning of 2025, Masbate was projected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t gold with a process gold recovery of 79.9%. Throughout the first nine months of 2025, mill throughput exceeded expectations while mill feed grade and gold recoveries have been in line with expectations.

Cash operating cost guidance for the Masbate Mine is forecast to be between $850 and $910 per gold ounce. Higher royalties than previously forecast are expected as a result of the current higher gold price environment. As a result, all-in sustaining costs for the Masbate Mine are now forecast to be at the upper end of the Company’s guidance range of between $1,245 and $1,305 per ounce sold.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	143,055	133,126	473,294	352,179
Gold sold (ounces)	40,837	53,676	147,877	153,466
Average realized gold price ($/ ounce)	3,503	2,480	3,201	2,295
Tonnes of ore milled	873,435	872,722	2,599,497	2,549,847
Grade (grams/ tonne)	1.59	1.88	1.80	1.80
Recovery (%)	98.6	98.8	98.7	98.6
Gold production (ounces)	44,105	52,131	148,346	145,690
Production costs ($ in thousands)	31,947	39,854	96,674	100,939
Cash operating costs(1) ($/ gold ounce sold)	782	742	654	658
Cash operating costs(1) ($/ gold ounce produced)	781	740	638	687
Total cash costs(1) ($/ gold ounce sold)	922	841	782	749
All-in sustaining costs(1) ($/ gold ounce sold)	1,089	896	930	963
Capital expenditures ($ in thousands)	4,391	609	12,707	26,128
Exploration ($ in thousands)	2,220	1,888	6,433	5,191

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the third quarter of 2025, producing 44,105 ounces of gold, above expectations. For the third quarter of 2025, mill feed grade was 1.59 g/t, mill throughput was 0.87 million tonnes, and gold recovery averaged 98.6%.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $781 per gold ounce produced ($782 per ounce gold sold). Cash operating costs per ounce produced for the third quarter of 2025 were higher than expected as higher mill feed grade, gold recoveries and mill throughput were offset by non-recurring expenses related to the conclusion of open pit mining activities.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2025 were $1,089 per gold ounce sold. All-in sustaining costs for the third quarter of 2025 were higher than expected as lower than anticipated sustaining capital expenditures were offset by higher than expected cash operating costs per ounce sold and higher gold royalties resulting from higher than estimated average realized gold price. The lower sustaining capital expenditures for the third quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures for the third quarter of 2025 totaled $4 million, consisting mainly of $2 million for Wolfshag underground development and $2 million of mobile equipment rebuild costs.

On September 15, 2025, the Company announced it had approved a development decision on the Antelope underground deposit. Subsequent to the release of the PEA results for the Antelope deposit on February 4, 2025, the Company has completed further optimization work on a small-scale, low-cost, underground gold mine at Antelope, and believes that the estimated pre-production capital cost can be reduced from $129 million to $105 million. The majority of pre-production capital is expected to be spent in 2026 and 2027. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year. In combination with the processing of existing low-grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Inferred Mineral Resource estimate for the Antelope deposit that formed the basis for the PEA included 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold, the majority of which is hosted in the Springbok Zone. The Antelope deposit remains open along strike in both directions, highlighting strong potential for future resource expansion.

Open pit mining activities at the Otjikoto Mine are expected to conclude in the near-term. During mining of the final phases of the Otjikoto pit, ore tonnes and average gold grade mined have exceeded expectations providing more robust ore stockpiles than previously anticipated. The Company’s 2025 gold production guidance for the Otjikoto Mine is between 185,000 and 205,000 ounces of gold. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Underground mining operations at Wolfshag are expected to continue into 2028. In addition to the economic potential of the Antelope discovery, exploration results received to date indicate the potential to extend underground production at Wolfshag past 2028.

Cash operating cost guidance for the Otjikoto Mine is forecast to be between $635 and $695 per gold ounce produced and all-in sustaining cost guidance for the Otjikoto Mine is forecast to be between $965 and $1,025 per ounce sold.

Goose Mine - Canada

The Back River Gold District consists of eleven mineral claims blocks along an 80 kilometer (“km”) belt and contains the most advanced project in the district, the Goose Mine, which was successfully commissioned in October 2025. The Back River Gold District has significant gold resource endowment and is expected to be a large, long life mining complex.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and will continue to prioritize developing the district in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

On June 30, 2025, B2Gold announced the inaugural gold pour from the Goose Mine after first ore was introduced to the Goose Mine processing facilities on June 24, 2025. On October 2, 2025, the Goose Mine achieved commercial production, based on an internal commercial production measure of 30 consecutive days with an average mill throughput of 65% or greater of mill design capacity of 4,000 tonnes per day (“tpd”). From September 3, 2025, through October 2, 2025, the mill achieved an average throughput of 2,652 tpd, which represents 66% of design capacity. During the final 14 days of the period, from September 19, 2025, to October 2, 2025, the mill achieved an average throughput of 3,249 tpd, which represents 81.2% of design capacity.

The Goose Mine achieved commercial production and is currently operating with the use of supplemental mobile crushing capacity to ensure a consistent feed of crushed ore to the mill, as crushing plant capacity was limited during the third quarter of 2025. The Goose Mine is expected to ramp up to full 4,000 tpd name-plate capacity by the end of 2025 using this supplemental mobile crushing capacity. Permanent optimizations to the primary crushing and secondary grinding circuits and the installation of surge bin capacity are being engineered and designed with a finalized study and remediation plan expected in December 2025. The modifications are scheduled to be implemented in 2026. Continued use of the mobile crusher is expected to allow the mill to run at design throughput until these modifications are implemented.

Open pit mining rates at the Umwelt deposit have continued to meet or exceed expectations during the third quarter of 2025 and underground mining of Umwelt ore is currently ongoing. For the fourth quarter of 2025, mill feed is expected to predominantly come from the Umwelt deposit and is expected to average approximately 6 g/t gold. Gold recoveries have been in line with expectations through the 30-day commercial production period, and are expected to average higher than 90% through the fourth quarter of 2025 and beyond.

Capital expenditures in the third quarter of 2025 totaled $157 million primarily consisting of $52 million of plant construction and mill optimization costs, $9 million of deferred stripping, $6 million for the power plant and $8 million of underground development costs. Costs in the third quarter of 2025 also included $9 million of commissioning costs and $37 million of site general and camp costs capitalized during the ramp up from first pour to commercial production. Capital expenditures in the first nine months of 2025 totaled $395 million and included $115 million of plant construction and mill optimization costs, $16 million of deferred stripping, $22 million for the power plant and $18 million of underground development costs. Costs in the first nine months of 2025 also included $10 million of commissioning costs and $100 million of site general and camp costs capitalized during the construction and ramp up from first pour to commercial production.

Significant construction activities for the first nine months of 2025 included:

  Completion of mining in the Echo pit and the commissioning of the pit as a tailings storage facility including construction of the winter deposition infrastructure;
  Mining of Umwelt open pit commenced ahead of schedule, with full ramp up achieved during the second quarter of 2025;
  Development of Umwelt underground continued, including the development of Fresh Air Raise 1 and 2 to support stope ore production in the fourth quarter;
  Continued dewatering of the future site for the Llama pit;
  Commissioning of three large glycol heating boilers;
  Excavation and construction of foundations for the arctic corridor to the camp; and
  Construction of Mechanically Stabilized Earthen (“MSE”) wall for the reclaim tunnel.

Forecast gold production for the Goose Mine for 2025 has been impacted by the crushing plant capacity shortfalls in the third quarter of 2025 and the temporary delay in accessing higher-grade ore from Umwelt underground in the third quarter and early fourth quarter of 2025 as discussed above. Gold production from the Goose Mine in 2025 is now forecast to be between 50,000 to 80,000 ounces (previous guidance range of 80,000 to 110,000 ounces). Mining and processing of higher-grade ore from the Umwelt underground commenced in late October 2025 and the Company reiterates the near-term and long-term gold production estimates at the Goose Mine, which included gold production forecasts of approximately 250,000 ounces of gold production in 2026, approximately 330,000 ounces of gold production in 2027, and average annual gold production for the initial full six years of operations (2026 to 2031 inclusive) of approximately 300,000 ounces per year, based only on existing Mineral Reserves. Post-commercial production cash operating costs (refer to “Non-IFRS Measures”) for the Goose Mine in 2025 are now forecast to be between $2,300 and $2,360 per gold ounce produced (previous guidance range was between $1,520 and $1,580 per gold ounce produced). All-in sustaining cost guidance for the Goose Mine is now forecast to be between $3,290 and $3,350 per ounce sold (previous guidance range of between $1,900 and $2,000 per ounce sold). Revised cost guidance for the fourth quarter of 2025 reflects the lower forecast production and sales ounces outlined above, and a $15 million increase in capital expenditures expected in the fourth quarter of 2025. Cash operating costs and all-in sustaining costs are forecast to drop significantly once the operation is ramped up to full operating capacity. As per the Company’s Goose Mine Technical Report filed on March 28, 2025, cash operating costs and all-in sustaining costs are forecast to be below $1,000 and below $1,400 per ounce, respectively, when the Goose Mine achieves steady state production.

Optimization Studies

Significant exploration potential remains across the Back River Gold District, with a total of $32 million budgeted for exploration in 2025. The Company’s exploration programs have historically been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources.

In addition, work continues on the multiple optimization studies for the Goose Mine as previously announced in March 2025, including the evaluation of a flotation / concentrate leach process and the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could expand mill throughput capacity up to 6,000 tpd. The results of these studies are expected to be finalized in late 2025, and are also expected to reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

The results of these studies are expected to be finalized in late 2025 or early 2026, at which point the Company will evaluate the economics of each option and pursue the desired choice.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Mine provides benefits to all stakeholders.

Gramalote Project Development

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t, with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after tax net present value of $941 million and an internal rate of return of 22.4%, assuming a $2,500 per ounce gold price.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. B2Gold has commenced work on the modifications and expects them to be completed and submitted in late 2025 and early 2026, respectively. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Outlook

The Fekola, Masbate and Otjikoto mines continue to outperform expectations, with total production for 2025 estimated at between 890,000 and 965,000 ounces of gold. On June 30, 2025, the Company announced the first gold pour from its new Goose Mine in Nunavut, with commercial production achieved soon thereafter, on October 2, 2025. The Goose Mine is expected to contribute between 50,000 and 80,000 ounces of gold in 2025. Underground mining of the Umwelt deposit commenced in late October 2025 and will be a strong contributor of high-grade ore at Goose over the next few years. Looking forward, over the first six full calendar years of operation from 2026 to 2031 inclusive, the Goose Mine is estimated to contribute average annual gold production of approximately 300,000 ounces of gold per year, based only on existing Mineral Reserves.

The price of gold realized per ounce continues to significantly exceed the original 2025 budgeted gold price of $2,250 per ounce, significantly enhancing the Company’s cash generating activities. The Company remains in a strong financial position and is well placed to complete its budgeted capital and exploration activities for 2025, manage its financial commitments and continue to return capital to shareholders.

Consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 remains unchanged and is forecast to be between $740 and $800 per gold ounce produced. Post-commercial production cash operating costs for the Goose Mine in 2025 are now forecast to be between $2,300 and $2,360 per gold ounce produced (previous range was between $1,520 and $1,580 per gold ounce produced). Higher royalties than previously forecast are expected at each of the Company’s operations as a result of the current higher gold price environment. Consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 are forecast to be at the upper end of the Company’s consolidated guidance range of between $1,460 and $1,520 per ounce sold. All-in sustaining cost guidance for the Goose Mine is now forecast to be between $3,290 and $3,350 per gold ounce sold (previous guidance range of between $1,900 and $2,000 per ounce sold).

The Company has made significant progress in the development and enhancement of existing operations, which continues to be an area of key focus. The commencement of mining activities at Fekola underground in the third quarter of 2025 demonstrates the ongoing commitment of both the Company and the State of Mali to implement the matters laid out in the Memorandum of Understanding (the “MOU”) entered into in September 2024. Fekola underground performance has already exceeded expectations and is anticipated to contribute between 30,000 and 40,000 ounces of gold production in 2025, ramping up significantly in 2026 and subsequent years. Our next key milestone under the MOU is the receipt of an exploitation permit for Fekola Regional which is now expected prior to the end of 2025 with production expected to commence in early 2026.

At the Goose Mine, the Company is pursuing multiple optimization studies, including one study to analyze the potential to increase mill throughput at the Goose Mine from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the project certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025 / early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

In Namibia, the Company was pleased to announce the approval of a development decision on the Antelope underground deposit at the Otjikoto Mine in September 2025. B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade, with production from Antelope having the potential to increase Otjikoto Mine gold production to approximately 110,000 ounces per year over the life of the Antelope underground mine.

We continue to assess development opportunities and projects which we can put our proven internal mine construction team to work on. Development opportunities being assessed include our wholly owned Gramalote Project. The Company recently completed a feasibility study for the Gramalote Project in Colombia which demonstrated positive economics based on consensus gold prices. The feasibility study included modifications to the processing plant and infrastructure locations and therefore a Modified Environmental Impact Study will also be required. Work on the modifications to the Environmental Impact Study are well advanced and the Company expects it to be completed and submitted shortly following the completion of the feasibility study. Assessment of the Gramalote Project remains ongoing and any construction decision is not expected until late 2026 or early 2027. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company’s ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company’s existing development projects, continue exploration programs across the Company’s robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

Third Quarter 2025 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, November 6, 2025, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  All other callers: +1 (647) 846-2419

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 4397503. All other callers: +1 (412) 317-0088, replay access code 4397503.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; consolidated production guidance for the Fekola Complex, Masbate and Otjikoto mines expected to be between 890,000 and 965,000 ounces of gold; 2025 gold production guidance for the Goose Mine expected to be between 50,000 to 80,000 ounces; consolidated cash operating costs for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 expected to be between $740 and $800 per gold ounce produced; post-commercial production cash operating costs for the Goose Mine in 2025 expected to be between $2,300 and $2,360 per gold ounce produced; consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 expected to be at the upper end of the Company’s consolidated guidance range of between $1,460 and $1,520 per ounce sold; all-in sustaining cost guidance for the Goose Mine expected to be between $3,290 and $3,350 per gold ounce sold; continued prioritization of developing the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine producing between 50,000 and 80,000 ounces in 2025 and approximately 300,000 ounces of gold per year for the first full six years of production; the Goose Mine optimization studies being finalized in late 2025/early 2026 and the results thereof; Fekola underground contributing between 30,000 to 40,000 ounces of gold production in 2025, ramping up significantly in 2026 and subsequent years; the receipt of the exploitation permit for Fekola Regional by the end of 2025 and Fekola Regional production expected to commence in early 2026; Fekola Regional contributing approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2030, with a mine life expected to extend well into the 2030’s; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period; the potential to develop the Gramalote Project as an open pit gold mine and a construction decision not being expected until late 2026 or early 2027; the ability to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full; planned 2025 exploration budgets for Canada, Mali, Namibia, the Philippines and Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024

Gold revenue	$782,948	$448,229	$2,007,261	$1,402,242

Cost of sales
Production costs	(195,154)	(192,408)	(517,511)	(500,452)
Depreciation and depletion	(104,665)	(88,051)	(296,927)	(273,505)
Royalties and production taxes	(92,784)	(32,929)	(213,291)	(96,045)
Total cost of sales	(392,603)	(313,388)	(1,027,729)	(870,002)

Gross profit	390,345	134,841	979,532	532,240

General and administrative	(15,249)	(13,283)	(42,834)	(40,389)
Share-based payments	(6,966)	(5,069)	(20,969)	(14,815)
Non-recoverable input taxes	(380)	(3,353)	(12,657)	(10,352)
Write-down of mining interests	—	—	(5,118)	(636)
Foreign exchange (losses) gains	(15,252)	5,893	4,743	(7,842)
Community relations	(11,021)	(855)	(12,579)	(1,786)
Share of net (loss) income of associates	(2,103)	(98)	(1,925)	4,581
Impairment of long-lived assets	—	(661,160)	—	(876,376)
Gain on sale of mining interests	—	7,453	—	56,115
Gain on sale of shares in associate	—	—	—	16,822
Other expense	(6,507)	(26,550)	(16,977)	(34,304)
Operating income (loss)	332,867	(562,181)	871,216	(376,742)

Losses on derivative instruments	(105,701)	(6,378)	(170,173)	(5,674)
Change in fair value of gold stream	(28,100)	(1,957)	(80,406)	(21,196)
Interest and financing expense	(4,730)	(6,966)	(15,307)	(24,002)
Interest income	3,035	4,011	9,120	17,137
Loss on dilution of associate	—	—	—	(8,984)
Other income	416	1,777	2,501	1,932
Income (loss) from operations before taxes	197,787	(571,694)	616,951	(417,529)

Current income tax, withholding and other taxes	(143,945)	(74,804)	(390,202)	(233,085)
Deferred income tax (expense) recovery	(30,719)	15,466	19,691	33,286
Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)

Attributable to:
Shareholders of the Company	$19,313	$(633,757)	$231,324	$(618,010)
Non-controlling interests	3,810	2,725	15,116	682
Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.01	$(0.48)	$0.18	$(0.47)
Diluted	$0.01	$(0.48)	$0.16	$(0.47)

Weighted average number of common shares outstanding (in thousands)
Basic	1,324,279	1,310,994	1,321,491	1,307,134
Diluted	1,482,386	1,310,994	1,475,718	1,307,134

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30 (Expressed in thousands of United States dollars) (Unaudited)
	For the three months ended Sept. 30, 2025	For the three months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2024
Operating activities
Net income (loss) for the period	$23,123	$(631,032)	$246,440	$(617,328)
Mine restoration provisions settled	(557)	(527)	(1,657)	(1,468)
Non-cash charges, net	301,427	749,620	624,120	1,134,534
Delivery into prepaid sales	(144,093)	—	(144,093)	—
Proceeds from prepaid sales	—	—	—	500,023
Changes in non-cash working capital	70,929	3,576	84,951	(54,148)
Changes in long-term inventory	(60,883)	(101,769)	(102,166)	(117,465)
Changes in long-term value added tax receivables	(18,556)	(35,967)	(102,336)	(87,088)
Cash provided (used) by operating activities	171,390	(16,099)	605,259	757,060

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs	—	—	445,913	—
Drawdown of revolving credit facility	200,000	200,000	200,000	200,000
Repayment of revolving credit facility	—	—	(400,000)	(150,000)
Equipment loan facility draw downs	4,439	—	16,743	—
Repayment of equipment loan facilities	(3,687)	(2,980)	(12,244)	(8,886)
Interest and commitment fees paid	(7,815)	(1,075)	(12,457)	(5,744)
Cash proceeds from stock option exercises	29,169	569	35,336	3,014
Repurchase of common shares	(9,849)	—	(9,849)	—
Dividends paid	(25,919)	(46,112)	(77,430)	(137,970)
Principal payments on lease arrangements	(5,479)	(2,797)	(16,892)	(5,385)
Distributions to non-controlling interests	(4,824)	(5,412)	(22,441)	(12,700)
Other	36	(512)	(4,235)	450
Cash provided (used) by financing activities	176,071	141,681	142,444	(117,221)

Investing activities
Expenditures on mining interests:
Fekola Mine	(55,113)	(64,464)	(172,495)	(198,205)
Masbate Mine	(9,916)	(5,192)	(35,148)	(20,229)
Otjikoto Mine	(4,391)	(609)	(12,707)	(26,128)
Goose Mine	(157,068)	(120,974)	(395,364)	(366,129)
Fekola Regional Properties	(5,579)	(3,992)	(13,752)	(13,417)
Gramalote Project	(11,531)	(3,357)	(23,475)	(10,227)
Other exploration	(15,738)	(18,752)	(35,212)	(39,164)
Redemption of short-term investments	8,465	—	31,009	—
Purchase of short-term investments	(14,625)	—	(25,551)	—
Funding of reclamation accounts	(1,806)	(2,290)	(8,254)	(4,995)
Purchase of shares in associate	—	(9,089)	(4,800)	(9,089)
Purchase of long-term investments	(10,052)	(664)	(13,178)	(6,916)
Cash proceeds on sale of investment in associate	—	—	—	100,302
Cash proceeds on sale of long-term investment	—	58,627	—	77,288
Other	(103)	7,411	(48)	5,575
Cash used by investing activities	(277,457)	(163,345)	(708,975)	(511,334)

Increase (decrease) in cash and cash equivalents	70,004	(37,763)	38,728	128,505

Effect of exchange rate changes on cash and cash equivalents	(11,267)	2,036	(8,471)	(4,287)
Cash and cash equivalents, beginning of period	308,491	466,840	336,971	306,895
Cash and cash equivalents, end of period	$367,228	$431,113	$367,228	$431,113

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)
	As at September 30, 2025	As at December 31, 2024
Assets
Current
Cash and cash equivalents	$367,228	$336,971
Receivables, prepaids and other	54,177	41,059
Value-added and other tax receivables	50,522	46,173
Inventories	598,542	477,586
	1,070,469	901,789

Long-term investments	178,415	76,717
Value-added tax receivables	322,840	244,147
Mining interests	3,766,734	3,291,435
Investments in associates	94,292	91,417
Long-term inventories	170,056	134,529
Other assets	73,242	73,964
Deferred income taxes	16,168	—
	$5,692,216	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$156,984	$156,352
Current income and other taxes payable	242,686	103,557
Current portion of prepaid gold sales	423,399	272,781
Current portion of long-term debt	30,071	16,419
Current portion of derivative instruments	137,144	1,606
Current portion of gold stream obligation	17,000	6,900
Current portion of mine restoration provisions	6,140	7,170
Other current liabilities	22,147	15,902
	1,035,571	580,687

Long-term debt	607,541	421,464
Gold stream obligation	229,551	159,525
Prepaid gold sales	—	265,329
Mine restoration provisions	158,045	140,541
Deferred income taxes	203,109	169,738
Derivative instruments	37,374	2,760
Employee benefits obligation	23,926	18,410
Other long-term liabilities	26,316	19,847
	2,321,433	1,778,301
Equity
Shareholders’ equity
Share capital	3,560,342	3,510,271
Contributed surplus	155,397	91,184
Accumulated other comprehensive loss	(26,201)	(102,771)
Retained deficit	(364,460)	(515,619)
	3,325,078	2,983,065
Non-controlling interests	45,705	52,632
	3,370,783	3,035,697
	$5,692,216	$4,813,998

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

“Cash operating costs per gold ounce” and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	104,448	49,632	31,947	9,127	195,154
Royalties and production taxes	76,717	9,963	5,725	380	92,785
Less pre-commercial production costs	—	—	—	(9,507)	(9,507)

Total cash costs	181,165	59,595	37,672	—	278,432

Gold sold (ounces)	137,360	64,043	40,837	7,685	249,925
Less pre-commercial production sold (ounces)	—	—	—	(7,685)	(7,685)

Gold sold from commercial production (ounces)	137,360	64,043	40,837	—	242,240

Cash operating costs per ounce ($/ gold ounce sold)	760	775	782	—	768

Total cash costs per ounce ($/ gold ounce sold)	1,319	931	922	—	1,149

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	32,929	—	32,929

Total cash costs	130,368	49,817	45,152	225,337	—	225,337

Gold sold (ounces)	78,889	47,960	53,676	180,525	—	180,525

Cash operating costs per ounce ($/ gold ounce sold)	1,393	890	742	1,066	—	1,066

Total cash costs per ounce ($/ gold ounce sold)	1,653	1,039	841	1,248	—	1,248

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	289,594	122,116	96,674	9,127	517,511
Royalties and production taxes	167,768	26,213	18,931	380	213,292
Less pre-commercial production costs	—	—	—	(9,507)	(9,507)

Total cash costs	457,362	148,329	115,605	—	721,296

Gold sold (ounces)	340,352	148,393	147,877	7,685	644,307
Less pre-commercial production sold (ounces)	—	—	—	(7,685)	(7,685)

Gold sold from commercial production (ounces)	340,352	148,393	147,877	—	636,622

Cash operating costs per ounce ($/ gold ounce sold)	851	823	654	—	799

Total cash costs per ounce ($/ gold ounce sold)	1,344	1,000	782	—	1,133

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	96,045	1,565	97,610

Total cash costs	339,004	142,490	115,003	596,497	26,691	623,188

Gold sold (ounces)	318,005	142,260	153,466	613,731	19,644	633,375

Cash operating costs per ounce ($/ gold ounce sold)	869	865	658	815	1,279	830

Total cash costs per ounce ($/ gold ounce sold)	1,066	1,002	749	972	1,359	984

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	104,448	49,632	31,947	9,127	195,154
Inventory sales adjustment	8,880	(9,762)	2,509	4,965	6,592
Pre-commercial production costs	—	—	—	(14,092)	(14,092)

Cash operating costs	113,328	39,870	34,456	—	187,654

Gold produced (ounces)	146,883	49,519	44,105	13,862	254,369
Less pre-commercial gold production	—	—	—	(13,862)	(13,862)

Adjusted gold produced (ounces)	146,883	49,519	44,105	—	240,507

Cash operating costs per ounce ($/ gold ounce produced)	772	805	781		780

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Inventory sales adjustment	2,330	(1,955)	(1,294)	(919)	—	(919)

Cash operating costs	112,187	40,742	38,560	191,489	—	191,489

Gold produced (ounces)	78,207	50,215	52,131	180,553	—	180,553

Cash operating costs per ounce ($/ gold ounce produced)	1,434	811	740	1,061	—	1,061

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	289,594	122,116	96,674	9,127	517,511
Inventory sales adjustment	15,174	(2,983)	(2,083)	6,143	16,251
Pre-commercial production costs	—	—	—	(15,270)	(15,270)

Cash operating costs	304,768	119,133	94,591	—	518,492

Gold produced (ounces)	367,049	146,626	148,346	14,554	676,575
Less pre-commercial gold production	—	—	—	(14,554)	(14,554)

Adjusted gold produced (ounces)	367,049	146,626	148,346	—	662,021

Cash operating costs per ounce ($/ gold ounce produced)	830	812	638		783

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Inventory sales adjustment	12,505	(1,767)	(854)	9,884	—	9,884

Cash operating costs	288,948	121,303	100,085	510,336	25,126	535,462

Gold produced (ounces)	308,931	144,512	145,690	599,133	19,644	618,777

Cash operating costs per ounce ($/ gold ounce produced)	935	839	687	852	1,279	865

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014, with further updates announced on November 16, 2018, which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units (“RSUs/DSUs/PSUs/RPUs”), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2025 (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	104,448	49,632	31,947	9,127	—	195,154
Royalties and production taxes	76,717	9,963	5,725	380	—	92,785
Corporate administration	4,265	630	1,011	—	9,343	15,249
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	13	—	—	—	2,612	2,625
Community relations	464	91	466	10,000	—	11,021
Reclamation liability accretion	637	333	235	1,132	—	2,337
Realized losses on derivative contracts	139	85	13	—	—	237
Sustaining lease expenditures	87	320	1,246	—	359	2,012
Sustaining capital expenditures(2)	43,778	9,886	3,480	—	—	57,144
Sustaining mine exploration(2)	—	48	346	—	—	394

Total all-in sustaining costs	230,548	70,988	44,469	20,639	12,314	378,958
Less all-in sustaining costs related to pre-commercial production	—	—	—	(20,639)	—	(20,639)

Total all-in sustaining costs from commercial production	230,548	70,988	44,469	—	12,314	358,319

Gold Sold (ounces)	137,360	64,043	40,837	7,685	—	249,925
Less pre-commercial production ounces	—	—	—	(7,685)	—	(7,685)

Gold Sold from commercial production (ounces)	137,360	64,043	40,837	—	—	242,240

All-in sustaining cost per ounce ($/ gold ounce sold)	1,678	1,108	1,089	—	—	1,479

1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2025 (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	55,113	9,916	4,391	157,068	226,488
Fekola underground	(11,335)	—	—	—	(11,335)
Pre-production capital expenditures	—	—	—	(157,068)	(157,068)
Other	—	(30)	(911)	—	(941)

Sustaining capital expenditures	43,778	9,886	3,480	—	57,144

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2025 (dollars in thousands):

	For the three months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine exploration	—	602	2,220	5,619	8,441
Non-sustaining exploration	—	(554)	(1,874)	(5,619)	(8,047)

Sustaining mine exploration	—	48	346	—	394

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	—	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	—	32,929	—	32,929
Corporate administration	2,736	537	806	9,204	13,283	—	13,283
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	28	—	—	3,622	3,650	—	3,650
Community relations	168	109	578	—	855	—	855
Reclamation liability accretion	479	321	245	—	1,045	—	1,045
Realized gains on derivative contracts	55	32	21	—	108	—	108
Sustaining lease expenditures	82	312	234	502	1,130	—	1,130
Sustaining capital expenditures(2)	45,533	4,644	575	—	50,752	—	50,752
Sustaining mine exploration(2)	996	203	485	—	1,684	—	1,684

Total all-in sustaining costs	180,445	55,975	48,096	13,328	297,844	—	297,844

Gold sold (ounces)	78,889	47,960	53,676	—	180,525	—	180,525

All-in sustaining cost per ounce ($/ gold ounce sold)	2,287	1,167	896	—	1,650	—	1,650

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	64,464	5,192	609	70,265	—	70,265
Fekola underground	(20,252)	—	—	(20,252)	—	(20,252)
Road construction	1,321	—	—	1,321	—	1,321
Land acquisitions	—	(528)	—	(528)	—	(528)
Other	—	(20)	(34)	(54)	—	(54)

Sustaining capital expenditures	45,533	4,644	575	50,752	—	50,752

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	996	1,290	1,888	4,174	—	4,174
Regional exploration	—	(1,087)	(1,403)	(2,490)	—	(2,490)

Sustaining mine exploration	996	203	485	1,684	—	1,684

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2025 (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	289,594	122,116	96,674	9,127	—	517,511
Royalties and production taxes	167,768	26,213	18,931	380	—	213,292
Corporate administration	10,793	1,698	3,298	—	27,045	42,834
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	43	—	—	—	10,813	10,856
Community relations	1,138	272	1,169	10,000	—	12,579
Reclamation liability accretion	1,949	1,013	744	1,132	—	4,838
Realized losses on derivative contracts	760	466	95	—	—	1,321
Sustaining lease expenditures	251	961	3,658	—	1,329	6,199
Sustaining capital expenditures(2)	126,612	31,466	11,694	—	—	169,772
Sustaining mine exploration(2)	—	118	1,191	—	—	1,309

Total all-in sustaining costs	598,908	184,323	137,454	20,639	39,187	980,511
Less all-in sustaining costs related to pre-commercial production	—	—	—	(20,639)	—	(20,639)

Total all-in sustaining costs from commercial production	598,908	184,323	137,454	—	39,187	959,872

Gold Sold (ounces)	340,352	148,393	147,877	7,685	—	644,307
Less pre-commercial production ounces	—	—	—	(7,685)	—	(7,685)

Gold Sold from commercial production (ounces)	340,352	148,393	147,877	—	—	636,622

All-in sustaining cost per ounce ($/ gold ounce sold)	1,760	1,242	930	—	—	1,508

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025 (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	172,495	35,148	12,707	395,364	615,714
Fekola underground	(45,883)	—	—	—	(45,883)
Pre-production capital expenditures	—	—	—	(395,364)	(395,364)
Other	—	(3,682)	(1,013)	—	(4,695)

Sustaining capital expenditures	126,612	31,466	11,694	—	169,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025 (dollars in thousands):

	For the nine months ended September 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Operating mine exploration	—	1,553	6,433	15,941	23,927
Non-sustaining exploration	—	(1,435)	(5,242)	(15,941)	(22,618)

Sustaining mine exploration	—	118	1,191	—	1,309

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	—	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	—	96,045	1,565	97,610
Corporate administration	8,011	1,599	3,692	27,087	40,389	1,463	41,852
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	95	—	—	12,618	12,713	—	12,713
Community relations	419	139	1,228	—	1,786	—	1,786
Reclamation liability accretion	1,372	935	735	—	3,042	—	3,042
Realized gains on derivative contracts	(365)	(220)	(10)	—	(595)	—	(595)
Sustaining lease expenditures	249	939	1,024	1,506	3,718	—	3,718
Sustaining capital expenditures(2)	151,468	19,321	25,078	—	195,867	2,392	198,259
Sustaining mine exploration(2)	3,136	1,801	1,111	—	6,048	—	6,048

Total all-in sustaining costs	503,389	167,004	147,861	41,211	859,465	30,546	890,011

Gold sold (ounces)	318,005	142,260	153,466	—	613,731	19,644	633,375

All-in sustaining cost per ounce ($/ gold ounce sold)	1,583	1,174	963	—	1,400	1,555	1,405

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	198,205	20,229	26,128	244,562	2,392	246,954
Fekola underground	(46,128)	—	—	(46,128)	—	(46,128)
Road construction	(609)	—	—	(609)	—	(609)
Land acquisition	—	(648)	—	(648)	—	(648)
Other	—	(260)	(1,050)	(1,310)	—	(1,310)

Sustaining capital expenditures	151,468	19,321	25,078	195,867	2,392	198,259

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,136	3,039	5,191	11,366	—	11,366
Regional exploration	—	(1,238)	(4,080)	(5,318)	—	(5,318)

Sustaining mine exploration	3,136	1,801	1,111	6,048	—	6,048

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income (loss) to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	19,313	(633,757)	231,324	(618,010)

Adjustments for non-recurring and significant recurring non-cash items:
Unrealized losses on derivative instruments	101,715	6,270	172,370	6,269
Change in fair value of gold stream	28,100	1,957	80,406	21,196
Realized gain on total return swap	—	—	(7,731)	—
Write-down of mining interests	—	—	5,118	636
Impairment of long-lived assets	—	661,160	—	858,301
Gain on sale of mining interests	—	(7,453)	—	(56,115)
Gain on sale of shares in associate	—	—	—	(16,822)
Regulatory dispute settlement	—	15,089	—	15,089
Loss on dilution of associate	—	—	—	8,984
Deferred income tax expense (recovery)	30,785	(14,109)	(16,885)	(30,419)

Adjusted net income attributable to shareholders of the Company for the period	179,913	29,157	464,602	189,109

Basic weighted average number of common shares outstanding (in thousands)	1,324,279	1,310,994	1,321,491	1,307,134

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.14	0.02	0.35	0.14

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development, & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com